

Mail Stop 3030

March 18, 2010

<u>Via Facsimile and U.S. Mail</u>

Deborah Andrews
Chief Financial Officer
Staar Surgical Company
1911 Walker Avenue
Monrovia, CA 91016

      Re: **Staar Surgical Company**
              Form 10-K for the fiscal year ended January 2, 2009
                    Filed April 2, 2009
              Form 8-K filed March 9, 2010
              File No. 000-11634

Dear Ms. Andrews:

      We have reviewed your letter dated March 10, 2010 and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amended Form 8-K filed March 9, 2010

1.   We note that on March 2, 2010 you completed the divestiture of your German distribution subsidiary, Domilens GmbH ("Domilens"). Furthermore we note from your earnings release in Exhibit 99.1 that you are not presenting Domilens as a discontinued operation as of January 1, 2010. Provide us with your detailed analysis of how you evaluated the factors in paragraph 360-10-45-9 of the FASB Accounting Standards Codification in determining to present Domilens within your continuing operations as of and for the period ending January 1, 2010. Reconcile your presentation as of January 1, 2010 with your disclosure that on March 2, 2010 you completed the divestiture transaction. Explain to us the date at which Domilens met the criteria to be presented as discontinued operations.

2.   We note that you present pro forma information for only the most recent year and subsequent interim periods. We further note that you have not yet reported the disposition as discontinued operations under ASC 205-20 of the FASB Accounting Standards Codification. To the extent that the disposition qualifies as discontinued operations under ASC 205-20 of the FASB Accounting Standards Codification, please amend the Form 8-K to include a presentation of the pro forma statement of operations for each of the three most recently completed fiscal years and subsequent interim periods.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein, Staff Attorney, at (202) 551- 3286, or Russ Mancuso, Legal Branch Chief, at (202) 551-3617 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief